

September 6, 2011

<u>Via E-mail</u>
Juan F. Fonseca
Mexican Economic Development, Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

  Re: **Mexican Economic Development, Inc.**
     Form 20-F for Fiscal Year Ended
     December 31, 2010
     Filed June 29, 2011
     File No. 333-08752

Dear Mr. Fonseca:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for FYE December 31, 2010</u>

<u>Financial Statements</u>
<u>Notes to Financial Statements</u>
<u>Note 27. Differences Between Mexican FRS and US GAAP</u>
<u>c) Restatement of Prior Year Financial Statements for Inflationary Effects, page F-55</u>

1. We note from your disclosure that you have applied an accommodation under Item 17(c)(2)(iv)(B) of the instructions to the Form 20-F in which the U.S GAAP reconciliation is not required to be provided if you translate amounts in your financial statements stated in a currency of a hyperinflationary economy into your reporting currency in accordance with IAS 21. This appears to be inconsistent with your disclosure on page F-11 which states that you are accounting for the effects of inflation under the guidance of NIF B-10. Please clarify or revise. If you are applying the guidance of IAS 21 and IAS 29 please provide the disclosure required by Item 17(c)(2)(iv)(C) of the instructions to the Form 20-F. If not, please provide the required U.S. GAAP reconciliation. Please advise or revise.

<u>Exhibits</u>

2. Exhibit 1.4 appears to be missing exhibits, schedules or attachments.   Please confirm that you will file this agreement in its entirety with your next periodic report or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director